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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly held Company

CNPJ/MF nº 07.689.002/0001-89

NIRE 35.300.325.761

NOTICE TO SHAREHOLDERS

Embraer S.A. (“Company”) hereby informs its shareholders and the market in general that, on this date:

Company's Board of Directors declared in a meeting held today, the interest on net equity, referring to the 4rd (fourth) quarter of the current fiscal year, which will end on December 31, 2025, in the total amount of R$ 147,898,208.75, equivalent to R$ 0,20161537029 per ordinary share issued by the Company (“JCP”), ad referendum of the Company's Annual Shareholders' Meeting that will resolve on the financial statements related to the current fiscal year, in accordance with article 51, paragraph 3rd, of the Company’s bylaws. The JCP will be imputed to the mandatory dividends to be paid by the Company in relation to the current fiscal year, such amount integrating the amount of dividends distributed for all the effects provided for in the corporate legislation. Company will release, in due course, information about JCP payment.

Will be entitled to receive the 4rd Quarter JCP the people registered as shareholders of the Company at the close of trading on B3 - Brasil, Bolsa, Balcão S.A. (“B3”) on May 11, 2026 (“Record Date”), respecting trades carried out up to and including this date; the shares issued by the Company and the American Depositary Shares (“ADSs”) traded on the New York Stock Exchange (“NYSE”) will be traded ex-4rd Quarter JCP on B3 as of May 12, 2026 (“Ex-JCP B3 Date”), and on NYSE as of May 13, 2026 (“Ex-JCP NYSE Date”); the 4rd Quarter JCP will be paid until May 20, 2026 (“Payment Deadline”), and the payment will occur without any adjustment or additional remuneration in relation to the amount approved; in relation to the ADSs, the payment of the 4rd Quarter JCP will be carried out according to the rules defined by the depositary bank, JPMorgan Chase N.A., and the payment will occur without any adjustment or additional remuneration in relation to the amount approved. Finally, the Board of Directors approved that the Record Date, the Ex-JCP B3 Date, the Ex-JCP NYSE Date and the Payment Deadline, approved in relation to the 4th (fourth) quarter JCP, are also applicable to the 2nd (second) and 3rd (third) quarter JCP.

The amount per Share or per ADS to be paid in the form of Dividends or JCP may vary slightly until the cut-off dates as a result of the Company's current share buyback program, which may impact the number of treasury shares. If this is the case, the Company will issue a new Notice to Shareholders informing them of the final amount per Share/ADS.

São José dos Campos, November 6, 2025.

Antonio Carlos Garcia

Executive Vice President, Financial & Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations